Exhibit No.20

December 6, 1995





To all Limited Partners:

The Bankruptcy Court in which The Koger  Partnership,  Ltd. (the  "Partnership")
Chapter 11 Bankruptcy case is pending has entered an order dissolving the Partnership as a Florida limited partnership. This order authorizes and directs Southeast Properties Holding Corporation, Inc., the Managing General Partner of the Partnership, to take all actions which are necessary and advisable to wind up the Partnership's affairs and terminate its existence. The Court further ordered that this termination and the closing of the Chapter 11 case be accomplished prior to December 31, 1995.

As previously reported, the Partnership has sold all of its operating properties, the proceeds of which have been used to reduce its debt. Since the Partnership will continue to owe approximately $21 million to its Managing General Partner and $350,000 to its former Individual General Partner, there will be no distribution to the partners with respect to the outstanding Units of Limited or General Partnership Interest.

The tax implications of this dissolution and termination will not be known until after the dissolution and termination has been completed. The partners will receive, sometime in the first quarter of 1996, the Internal Revenue Service Form 1065, Schedule K-1 for the year ended December 31, 1995. No preliminary tax information or estimation will be available to the partners until the final accounting has been accomplished.
















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